SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Vocus, Inc. (the “Company” or “Vocus”) by GTCR Valor Companies, Inc. (“Parent”) and GTCR Valor Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of April 6, 2014, by and among the Company, Parent and Purchaser:

(i) Press Release issued by Vocus dated April 7, 2014 (Exhibit 99.1);

(ii) Letter to Vocus employees from Richard Rudman, Vocus’s Chief Executive Officer, and Employee FAQ, dated April 7, 2014 (Exhibit 99.2); and

(iii) Letter to Vocus customers from Richard Rudman, Chairman of Vocus’s Board of Directors and Vocus’s Chief Executive Officer, dated April 7, 2014 (Exhibit 99.3).

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Vocus has not yet commenced. This document is neither an offer to buy nor the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vocus common stock will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Vocus, Inc.’s stockholders when available, and may also be obtained by contacting Vocus, Inc.’s Investor Relations Department at 12051 Indian Creek Court, Beltsville, Maryland 20705, (301) 459-2590 or investorrelations@vocus.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made herein with respect to the tender offer and related transactions, including, for example, the timing of the completion of the merger the potential benefits of the merger, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the effect of the announcement of the tender offer and related transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and the risk that the merger agreement may be terminated in circumstances that require the Company to pay a termination fee of $13 million; the outcome of any legal proceedings that may be instituted against the Company related to the merger agreement; uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer; the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger (and any conditions, limitations or restrictions placed on these approvals); the failure of the buyer to consummate the necessary financing arrangements; risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in our reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2013. Our SEC filings are available publicly on the SEC’s website at www.sec.gov, on our website at www.vocus.com or upon request via email to investorrelations@vocus.com. We disclaim any obligation or undertaking to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

Exhibit Number	Description

99.1	Press Release issued by Vocus dated April 7, 2014

99.2	Letter to Vocus employees from Richard Rudman, Vocus’s Chief Executive Officer, and Employee FAQ, dated April 7, 2014

99.3	Letter to Vocus customers from Richard Rudman, Chairman of Vocus’s Board of Directors and Vocus’s Chief Executive Officer, dated April 7, 2014